UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GridIron BioNutrients, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

39809D102

(CUSIP Number)

Grays Peak LLC

c/o GridIron BioNutrients, Inc.

8 The Green, Ste. A

Dover, DE 19803

Tel: (302) 288-0670

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 39809D102	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Grays Peak LLC; 82-4516607
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 85,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1. SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $0.001 per share, of GridIron BioNutrients, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1119 West 1st. Ave., Ste. G, Spokane, Washington 99021.

Item 2. IDENTITY AND BACKGROUND.

(a) - (c) This Statement is being filed by Grays Peak LLC, a Delaware limited liability company the (“Company”). Scott Stevens holds voting control of the Company. For purposes of this Schedule 13D, the business address of the Company is 8 The Green, Ste. A, Dover, Delaware 19803. The Company’s business is investing. Mr. Stevens is a private investor.

(d) - (e) During the last five years, neither the Company nor Mr. Stevens has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mr. Stevens been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Stevens is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 23, 2018, Darren Long (“Long”), Brian Martinho (“Martinho”) and Food For Athletes Inc., a California corporation, delivered to the Issuer that certain Stock Repurchase Agreement, dated effective as of April 19, 2018, pursuant to which the Issuer agreed, among other things, to repurchase 35,000,000 shares (the “Long Shares”) of common stock of the Issuer from Long for an aggregate purchase price of $28,333.33, and 17,500,000 shares (the “Martinho Shares”) of common stock of the Issuer from Martino for an aggregate purchase price of $14,166.67. April 24, 2018, the Company loaned $14,166.67 (the “Debt”) to the Issuer. On May 4, 2018, the Company and the Issuer entered into a Conversion of Debt Agreement and Release pursuant to which the Company canceled the Debt in consideration for acquiring the Long Shares and the Martino Shares.

On June 1, 2018, the Company purchased 32,500,000 shares of common stock in a private transaction, for an aggregate purchase price of $7,450. The funds of $7,450 was from working capital of the Company.

Item 4. PURPOSE OF TRANSACTION.

The Company acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to the Company, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, the Company may endeavor to increase its position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer’s common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as the Company may deem advisable. The Company reserves the right to dispose of any or all of its shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

The Company intends to review its investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

The Company does not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

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(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Company may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, the Company beneficially owned, in the aggregate, 85,000,000 shares of common stock, representing approximately 63.9% of the Issuer’s outstanding shares of common stock, based on 132,886,071 shares of common stock issued and outstanding as of October 9, 2017, according to the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on July 23, 2018.

(b) The Company directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by it.

(c) Except as set forth in this Schedule 13D, the Company has not effected any transaction in the shares of common stock during the past sixty (60) days.

(d) Except for the Company, no person is known by the Company to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by the Company.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of the Company, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between itself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GRAYS PEAK LLC

Date: July 24, 2018	/s/ Scott Stevens
Name: Scott Stevens
Title: Authorized signatory

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